FOR PUBLIC RELEASE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70756

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/25 (MM/DD/YY) AND ENDING 03/31/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DealMaker Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 East 23rd Street, 2nd Floor
(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jonathan A. Self	404-596-5393	jself@dealmakersecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppage	NY	11788
(Address)	(City)	(State)	(Zip Code)

March 4, 2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Self, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DealMaker Securities LLC, as of 3/31, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JESSICA DYAN BREWER
NOTARY
Commission Expires
02/11/2030
PUBLIC
ALABAMA STATE AT LARGE

Signature:

Title:
CFO

Notary Public 6/15/2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DEALMAKER SECURITIES, LLC

FINANCIAL STATEMENTS
AS OF MARCH 31, 2026
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DEALMAKER SECURITIES, LLC

Table of Contents



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Dealmaker Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dealmaker Securities, LLC (the "Company") as of March 31, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Dealmaker Securities, LLC as of March 31, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Dealmaker Securities, LLC's auditor since 2023.

Hauppauge, New York
June 29, 2026

Nawrocki Smith LLP

DEALMAKER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2026

ASSETS

Cash	$	969,996
Accounts receivable, net		206,403
Intercompany receivable		20,167,002
Prepaid expenses and other assets		25,083
Computer equipment, net		1,546
TOTAL ASSETS	$	21,370,030

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	309,191
Intercompany payable		21,994
Deferred revenue		434,925
TOTAL LIABILITIES		766,110
MEMBERS' EQUITY		20,603,920
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	21,370,030

The accompanying notes are an integral part of the financial statement.

DEALMAKER SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2026

1. ORGANIZATION AND NATURE OF BUSINESS

DealMaker Securities LLC (the "Company") is a broker-dealer registered with the U.S. Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on March 16, 2022. The Company is a Delaware limited liability company ("LLC").

The Company operates as a limited purpose broker-dealer and has the ability to participate in investment banking transactions, specific to those with applicable exemptions or exceptions from registration, which include privately placed transactions for corporations and other companies with tax flow-through treatment.

Since the Company is an LLC, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the members have signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is an LLC taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash. As of March 31, 2026, the Company has cash in excess of federally insured limits totaling $719,996.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Receivables and allowance for credit losses

Accounts receivable for fees are uncollateralized customer obligations which require payment within 7 days from the invoice date. Past due accounts receivable with invoice dates over the days allowed for collection have not historically been charged interest. When customers make payments, they are paid against specific invoices.

The allowance for credit losses represents management's estimated credit losses inherent in Accounts receivable as of the balance sheet date. The allowance for credit losses is estimated by management using Accounts receivable balances that exceed 90 days past due and an assessment of the current creditworthiness for these accounts, however some exceptions are made for balances due sooner than 90 days. Management's allowance for credit losses was $239,933 for the year ended March 31, 2026.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) under the aggregate indebtedness standard, which requires the maintenance of minimum net capital of the greater of $5,000 or 2 percent of aggregate debit items based on the reserve formula. At March 31, 2026, the Company had net capital of $203,886 which was $152,812 in excess of its required net capital of $51,074.

4. COMMITMENTS AND CONTINGENCIES

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as escrow and custody agents, trustees and administrators, against specified potential losses in connection with it acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including escrow agents and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. For the year ended March 31, 2026, the Company experienced no material net losses as a result of the indemnity.

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, *Contingencies* (ASC 450) and Accounting Standards Codification 440, *Commitments* (ASC 440). Management has determined that no significant commitments or contingencies exist as of March 31, 2026.

5. RELATED PARTY TRANSACTIONS

The Company participates in expense sharing arrangements with Novation Solutions Inc. ("NSI"), 14884621 Canada Inc. ("1488"), and Novation Solutions USA Inc. ("NSUSA"), under which certain operating, administrative, and personnel-related costs are incurred by one entity and allocated among affiliated entities, including the Company.

The Company has two agreements with NSI, an affiliate of the Company: an expense sharing agreement and a technology and services agreement. A subsidiary of NSI, DealMaker Corp ("Corp"), provides revenue tracking and invoicing services for the Company. As of March 31, 2026, the Company had a receivable due from NSI of $13,454,922 and a receivable due from Corp of $6,659,485.

The Company has an expense sharing agreement with another affiliate, 1488, for personnel expenses such as salaries and wages, and direct expenses. As of March 31, 2026, the Company had a receivable due from 1488 of $52,595.

Lastly, the Company's holding company, NSUSA, provides the Company with payroll services for it's US based employees. As of March 31, 2026, the Company had a payable due to NSUSA of $21,994.

6. SEGMENT REPORTING

The Company has one reportable segment: investment banking. The Company has identified the chief operating decision makers ("CODM") as the combination of its CEO and its CFO/FINOP. The CODM uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

7. SUBSEQUENT EVENTS

Subsequent to March 31, 2026, the Company received approval from FINRA in relation to a Continuing Membership Application to modify its business operations to permit the carrying of customer accounts in connection with the provision of escrow administration and payment processing services for securities issuers.

As a result of this approval, the Company will no longer rely on the exemption previously available under SEC Rule 15c3-3 (commonly referred to as the "customer protection rule") and will instead operate under the full provisions of Rule 15c3-3.

7. SUBSEQUENT EVENTS (cont.)

In connection with this change, the Company's minimum net capital requirement increased from $5,000 to $250,000 pursuant to SEC Rule 15c3-1(a)(1)(ii). The Company has also elected to compute its minimum net capital requirement using the alternative method permitted under SEC Rule 15c3-1, rather than the aggregate indebtedness method.

Management is in the process of implementing the operational, compliance, and financial reporting changes necessary to support these new regulatory requirements. Management does not expect this approval to have any impact on the Company's financial position as of March 31, 2026; however, it will impact the Company's capital requirements and regulatory reporting obligations on a prospective basis.